As filed with the Securities and Exchange Commission on August 23, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

For the month of August 2002
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE 8-1-02

METRO INTERNATIONAL SA

(Translation of registrant's name into English)

75, Route de Longwy
LU-8080 Bertrange
Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

PRESS RELEASE

The election of Metro International S.A.'s Chairman will take place at the originally scheduled Board meeting next week.

Stockholm August 22, 2002

Metro International S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METRO INTERNATIONAL S.A.

By: [signature]
Name: Anders Fullman
Title: Vice President

Date: August 23, 2002